City of Buenos Aires, May 28th, 2024

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Acceptance of the Payment Proposal made by Compañía Administradora del Mercado Mayorista Eléctrico S.A (“CAMMESA”) within the framework of Secretariat of Energy Resolutions No. 58/2024, No. 66/2024, and No. 77/2024 (the "Resolutions")

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in relation with the relevant events published on April 22nd, 2024 and May 9th, 2024, for the purposes of informing that:

On May 27th, 2024 the Company subscribed the agreement included in the Resolutions, providing that it will receive its receivables corresponding to the economic transactions for the months of December 2023 and January 2024 in “BONOS DE LA REPÚBLICA ARGENTINA EN DÓLARES ESTADOUNIDENSES STEP UP 2038”, within the next ten (10) business days, and the transaction for the month of February 2024 with the funds available in the bank accounts authorized by CAMMESA (the "Payment Method").

Regarding the credit amount in terms of receivables with CAMMESA for the transactions included in the Resolutions, the loss due to the acceptance of the Payment Method results in a deterioration of US$5.8 million for Pampa, in addition to the US$34.6 million loss recorded in the financial statements for the three-month period ending on March 31, 2024. This additional loss does not include accrued interests between April 1, 2024, and the date of acceptance of the proposal, which amounts to US$18.1 million and were not recognized in it, bringing the total loss amount to US$58.5 million.

The amount corresponding to the February transaction was paid by CAMMESA on May 27th, 2024 as indicated in the agreement.

Finally, we reiterate that the Company's acceptance of the Payment Method does not affect its solvency or its ability to repay its obligations. The Company continues, and will continue, to make investments for the expansion of its business and the enhancement of the country's energy infrastructure.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations